UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________________________
Form 11-K

_________________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 001-35832
_________________________________________________________

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
TABLE OF CONTENTS

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Benefit Plans Committee and Participants of
Science Applications International Corporation Retirement Plan
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of the year ended December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2013.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California
June 18, 2018

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2017	2016
	(in thousands)
ASSETS:
Investments:
Mutual funds	$1,416,631	$1,172,477
Science Applications International Corporation common stock	89,999	107,477
Common collective trusts	1,117,409	1,006,173
Total investments	2,624,039	2,286,127
Receivables:
Notes receivable from participants	23,878	24,096
Employer contributions	1,258	1,115
Participant contributions	2	2
Total receivables	25,138	25,213
NET ASSETS AVAILABLE FOR BENEFITS	$2,649,177	$2,311,340

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,	December 31,
	2017	2016
	(in thousands)
INVESTMENT INCOME:
Net appreciation in fair value of investments	$319,762	$159,535
Interest and dividends	47,989	38,290
Total investment income	367,751	197,825

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	1,092	973

CONTRIBUTIONS:
Participants	106,805	91,766
Employer	41,947	35,790
Participant rollovers	20,050	21,919
Total contributions	168,802	149,475

DEDUCTIONS:
Distributions paid to participants	198,784	130,344
Administrative expenses	1,024	986
Total deductions	199,808	131,330

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFERS	337,837	216,943

NET TRANSFERS FROM OTHER PLANS	—	481,045

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	337,837	697,988

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	2,311,340	1,613,352
End of year	$2,649,177	$2,311,340

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN
The following brief description of the Science Applications International Corporation Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for complete information regarding the Plan. Within these financial statements, Science Applications International Corporation (the “Company”) refers to the sponsoring employer.
General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Benefit Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.
Investment Funds—As of December 31, 2017, the Plan held investments in 12 mutual funds, 16 common collective trust funds, and 2 Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the “Stock Funds”). All amounts in the Stock Funds are invested in Science Applications International Corporation common stock, except for estimated cash reserves, which are invested in the Vanguard Federal Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.
Eligibility—Employees of the Company are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions. Generally, employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.
Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum of 50% of the employee deferral or rollover, as applicable.
Employer Contributions—The Company may make matching 401(k) contributions. Eligible participants may receive Company matching 401(k) contributions based on a percentage (up to a maximum match percentage of 4%), depending on the fringe benefit package, which are invested per participant direction. Company contributions to the Plan for the Plan years ended December 31, 2017 and 2016 were made in cash. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code; however, the Company made no such additional contributions for the Plan years ended December 31, 2017 and 2016.
Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.
Plan Amendments and Termination—Effective May 19, 2016, the Plan was amended to make a technical clarification in connection with the Plan’s request for a favorable determination letter for Puerto Rico tax purposes.
In connection with the Company’s acquisition of Scitor Holdings Inc. during the year ended December 31, 2015, on July 28, 2016, the Plan was amended to merge the Kinsey Technical Services, Inc. 401(k) Plan (“KTSI Plan”) and the Scitor Corporation Salary Savings and Profit Sharing Plan (“Scitor Plan”) into the Plan (the “Mergers”), effective August 1, 2016 and September 23, 2016, respectively.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Transfers from Other Plans—In connection with the Mergers, the undistributed participant account balances in the KTSI Plan and the Scitor Plan were transferred to the Plan. Net transfers from other plans reported in the statements of changes in net assets available for benefits are summarized as follows:

	Year Ended
	December 31,	December 31,
	2017	2016
	(in thousands)
Scitor Corporation Salary Savings and Profit Sharing Plan	$—	$473,513
Kinsey Technical Services, Inc. 401(k) Plan	—	7,532
Net transfers from other plans	$—	$481,045
Vesting and Forfeitures—Participants’ elective deferrals, rollover contributions and Company contributions together with associated earnings vest immediately. Certain participant account balances that transferred from the KTSI Plan vest according to the vesting schedule in effect prior to the Mergers and were subject to future forfeiture as of December 31, 2016. There are no unvested participant account balances subject to forfeiture as of December 31, 2017.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. The loans bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions.
Distributions to Participants—For vested account balances less than $1,000, participants receive their vested account balance in a single lump sum following termination of employment with the Company. For vested account balances between $1,000 and $5,000, a participant’s vested account balance is automatically rolled over into an Individual Retirement Account. For vested account balances that exceed $5,000, balances are not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made when participants die or become permanently disabled while employed by the Company. After attaining the age of 59-1/2, a participant may make withdrawals even if still employed by the Company. Participants may make withdrawals from the Plan prior to attaining the age of 59-1/2 from their rollover account or if the participant incurs a financial hardship, as specified by the Plan document. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.
Tax Status—The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 28, 2014, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Company and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Management recognizes tax liabilities for uncertainty in income taxes when it is more likely than not that a tax position would not be sustained upon examination by and settlement with the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s tax filings for 2013 through 2017 are subject to examination.
Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were approximately $1,024,000 and $986,000 for the years ended December 31, 2017 and 2016, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2017 and 2016. Members of the Science Applications International Corporation Benefit Plans Committee also participate in the Plan and qualify as parties-in-interest.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Science Applications International Corporation is the sponsoring employer as of December 31, 2017 and 2016. At December 31, 2017 and 2016, the following Science Applications International Corporation shares were held by the Plan:

	2017		2016
	Number of Shares	Cost Basis	Number of Shares	Cost Basis
	(in thousands)
Science Applications International Corporation common stock	1,176	$46,493	1,272	$46,785
2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value with the exception of the T. Rowe Price Stable Value Common Trust Fund (“SVF”) as discussed below. Valuation and income recognition policies are as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trusts—As of December 31, 2017, the Plan held investments in 16 common collective trusts: a series of Vanguard Target Retirement Trusts; the Loomis Sayles Core Plus Trust; the Wellington Trust Small Cap 2000 Portfolio; the Wellington Trust TIPS Portfolio; and the T. Rowe Price U.S. Mid-Cap Value Equity Trust. These investment are carried at net asset value (“NAV”) per unit, which is determined by the trustee using the fair value of the underlying investments. As of December 31, 2016, the Plan additionally held an investment in the SVF. The NAV of the SVF is based on contract value. The SVF is a fully benefit-responsive common collective trust fund that primarily invests in synthetic investment contracts and separate account contracts. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Plan’s investment in the SVF is valued based on information reported by the Plan’s trustee. The SVF’s investment objective is to invest in investment contracts that are designed to provide principal stability and a competitive yield. The SVF has daily liquidity and is not subject to any redemption restrictions unless a total withdrawal of the Plan’s assets in the fund is requested, which requires a 12- to 30- month advance written notice. This notice may be shortened or waived at the trustee’s discretion. The trade-to-settlement terms are one day for participant-driven trades and three days for Plan-driven trades. As of December 31, 2016, the Plan’s investment in the SVF included approximately $27,349,000 in synthetic investment contracts and $5,648,000 in separate account contracts.

Investment in Common Stock—Investments in shares of Science Applications International Corporation common stock, which are publicly traded on the New York Stock Exchange, are recorded at their last quoted market price on the last business day of the respective plan year.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or on the date of purchase if purchased during the year. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date.

Investment Risks and Uncertainties—The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance, plus accrued, unpaid interest of loans outstanding.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2017 and 2016.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

3.    FAIR VALUE MEASUREMENTS
Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth the Plan’s investments at fair value and by level, as applicable, as of December 31, 2017 and 2016:

	Level 1		Level 2		Level 3		Total
	2017	2016	2017	2016	2017	2016	2017	2016
	(in thousands)
Mutual funds	$1,416,631	$1,172,477	$—	$—	$—	$—	$1,416,631	$1,172,477
Common stock	89,999	107,477	—	—	—	—	89,999	107,477
Subtotal	$1,506,630	$1,279,954	$—	$—	$—	$—	$1,506,630	$1,279,954
Common collective trusts—measured at NAV							1,117,409	1,006,173
Total							$2,624,039	$2,286,127

******

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017

		EIN: 30-6419427	Plan #001
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest and Collateral	Cost	Current Value
			(in thousands)
*	Science Applications International Corporation common stock	Company Stock	**	$89,999
*	DFA Emerging Markets Core Equity Port: Institutional Shares	Mutual Fund	**	42,058
*	Dodge & Cox Stock Fund	Mutual Fund	**	155,139
*	Longleaf Partners Small-Cap Fund	Mutual Fund	**	49,830
*	T. Rowe Price Institutional Mid Cap Equity Growth Fund	Mutual Fund	**	143,062
*	Vanguard Extended Market Index Fund: Institutional Plus Shares	Mutual Fund	**	122,026
*	Vanguard FTSE All-World ex-US Index Fund: Institutional Shares	Mutual Fund	**	77,729
*	Vanguard Federal Money Market Fund	Mutual Fund	**	131,941
*	Vanguard Institutional Index Fund	Mutual Fund	**	269,510
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	101,281
*	Vanguard PRIMECAP Fund Admiral Shares	Mutual Fund	**	163,415
*	Vanguard Short-Term Bond Index Fund Institutional	Mutual Fund	**	30,857
*	Vanguard Total Bond Market Index Fund Institutional Plus Shares	Mutual Fund	**	129,783
*	Loomis Sayles Core Plus Trust	Common Collective Trust	**	54,303
*	T. Rowe Price U.S. Mid Cap-Value Equity Trust; D Class	Common Collective Trust	**	49,898
*	Vanguard Target Retirement 2015 Trust I	Common Collective Trust	**	68,770
*	Vanguard Target Retirement 2020 Trust I	Common Collective Trust	**	161,226
*	Vanguard Target Retirement 2025 Trust I	Common Collective Trust	**	209,044
*	Vanguard Target Retirement 2030 Trust I	Common Collective Trust	**	176,388
*	Vanguard Target Retirement 2035 Trust I	Common Collective Trust	**	115,210
*	Vanguard Target Retirement 2040 Trust I	Common Collective Trust	**	74,497
*	Vanguard Target Retirement 2045 Trust I	Common Collective Trust	**	54,501
*	Vanguard Target Retirement 2050 Trust I	Common Collective Trust	**	27,592
*	Vanguard Target Retirement 2055 Trust I	Common Collective Trust	**	10,297
*	Vanguard Target Retirement 2060 Trust I	Common Collective Trust	**	7,136
*	Vanguard Target Retirement 2065 Trust I	Common Collective Trust	**	286
*	Vanguard Target Retirement Income Trust I	Common Collective Trust	**	38,542
*	Wellington Trust Small Cap 2000	Common Collective Trust	**	61,956
*	Wellington Trust TIPS	Common Collective Trust	**	7,763
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 9.5%; maturities from January 2018 to November 2047	**	$23,878

*	Indicates party-in-interest to the Plan
**	Not applicable - Historical cost information is not required to be presented, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By: Science Applications International Corporation Benefit Plans Committee

Date: June 18, 2018	/s/ Melinda H. McBee
Melinda H. McBee
Authorized Official
Science Applications International Corporation

Exhibit Index

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm